300 North LaSalle
Chicago, Illinois 60654
Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com
December 16, 2009
Via EDGAR Submission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tarik Gause Amanda Ravitz

Re:	Commercial Vehicle Group, Inc. Registration Statement on Form S-3 Originally filed November 20, 2009 (SEC File No. 333-163276)
Ladies and Gentlemen:
     Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-3 (File No. 333-163276) (the “Registration Statement”).
     On behalf of the Company, we are writing to respond to the comment raised in your letter dated December 11, 2009 from Amanda Ravitz of the Staff (the “Staff”) of the Commission to Chad M. Utrup, Chief Financial Officer of the Company, with respect to the Registration Statement. The text of the Staff’s comment has been included in this letter in italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. The Company’s response is as follows:

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington D.C.

Securities and Exchange Commission
December 16, 2009

Exhibit 5.1 — Opinion of Kirkland & Ellis LLP
1.	Please file an opinion regarding the legality of the securities being offered prior to submitting a request for acceleration for the registration statement. In addition, please confirm that you will file an updated unqualified opinion of counsel with respect to the legality of the securities being offered prior to the time of each takedown. For guidance, refer to the Compliance and Disclosure Interpretations Securities Act Rules section of our website and see Question 212.05.
Response:
     The Company has filed an opinion regarding the legality of the securities to be offered. Please see Exhibits 5.1, 5.2 and 5.3 to Amendment No. 1. The Company hereby confirms that it will file, as an exhibit to a Current Report on Form 8-K or other document to be incorporated by reference to the Registration Statement or to a post-effective amendment thereto, an opinion of counsel at the time of any offering of securities that omits the assumptions included in the opinion that are customarily not included in opinions issued at the time of a particular issuance of securities.
*     *     *     *     *
     The Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or Elisabeth M. Martin at (312) 862-3055.
Sincerely,
/s/ Dennis M. Myers
Dennis M. Myers, P.C.
cc: Mr. Chad M. Utrup, Chief Financial Officer, Commercial Vehicle Group, Inc.